EXHIBIT B

ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM

Wisconsin Public Service Corporation
WPS Leasing, Inc.
Wisconsin Valley Improvement Company (27.17% ownership)
Wisconsin River Power Company (50% ownership)
WPS Investments, LLC (approximately 36.36% ownership)
American Transmission Company LLC (approximately 22.64% ownership)
Guardian Pipeline LLC (33 1/3% ownership)
ATC Management Inc. (19.75% ownership)